UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 WITHDRAWAL OF
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               NET ACQUISITIONS, INC.
                 (Name of small business issuer in its charter)

          Nevada                    6770                   84-1539629
 (State Or Jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of Incorporation      Classification Code Number)   Identification No.)
   or Organization)

                             2101 Ridge Plaza Drive
                             Castle Rock, CO 80104
                                (303) 525-5607
          (Address and Telephone Number of Principal Executive Offices
                         and Principal Place of Business)
                          ---------------------------
                          Scott D. Bengfort, Secretary
                         7405 Charmant Drive, Suite 1921
                           San Diego, California 92122
                                (858) 643-9380
            (Name, Address and Telephone Number of Agent For Service)
                          ---------------------------

The Registrant hereby applies for consent to withdraw the registration statement filed on January 30, 2001 on Form SB-2, effective at the earliest practical date. The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock. The Registrant has determined that it will not proceed with the sale of Common Stock as contemplated in the Registration Statement.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any common stock under the Registration Statement and all activity regarding the proposed initial public offering has been discontinued.

                                SIGNATURES

In accordance with the requirements of the Securities Act of 1933,the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized by power of attorney, in the City of San Diego, State of California, on June 25, 2001.

NET ACQUISITIONS, INC. (Registrant)


By:/s/__________________________________________
       Scott D. Bengfort, Secretary